File No. 812-14601

Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOURTH AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

BUSINESS DEVELOPMENT CORPORATION OF AMERICA, PROVIDENCE DEBT FUND III L.P.,  PROVIDENCE DEBT FUND III MASTER (NON-US) L.P., BENEFIT STREET PARTNERS CAPITAL OPPORTUNITY FUND L.P., BENEFIT STREET PARTNERS CAPITAL OPPORTUNITY FUND II L.P., BENEFIT STREET PARTNERS SMA LM L.P., BENEFIT STREET PARTNERS L.L.C., BDCA ADVISER, LLC, BENEFIT STREET PARTNERS SMA-C L.P., BENEFIT STREET PARTNERS SMA-C II L.P., BENEFIT STREET PARTNERS SENIOR SECURED OPPORTUNITIES FUND L.P., BENEFIT STREET PARTNERS SENIOR SECURED OPPORTUNITIES MASTER FUND (NON-US) L.P., BENEFIT STREET PARTNERS SENIOR SECURED OPPORTUNITIES (U) FUND (NON-US) L.P., BENEFIT STREET PARTNERS SENIOR SECURED OPPORTUNITIES (U) MASTER FUND (NON-US) L.P., BSP SPECIAL SITUATIONS MASTER A L.P., BSP SPECIAL SITUATIONS MASTER B L.P., BENEFIT STREET PARTNERS DEBT FUND IV L.P., BENEFIT STREET PARTNERS DEBT FUND IV MASTER (NON-US) L.P., BENEFIT STREET PARTNERS SMA-T L.P., LANDMARK WALL SMA L.P. AND BENEFIT STREET PARTNERS SMA-K L.P.

9 West 57th Street, 49th Floor
New York, NY 10019
(212)588-6770

SEI ENERGY DEBT FUND, LP AND SEI INVESTMENTS MANAGEMENT CORPORATION

One Freedom Valley Drive
Oaks, PA 19456
(610) 676-1000

CLIFFWATER CORPORATE LENDING FUND

235 West Galena Street

Milwaukee, WI 53212

414-299-2270

All Communications, Notices and Orders to:

Brian Vrabel, Esq. Attorney SEI Energy Debt Fund, LP One Freedom Valley Drive Oaks, PA 19456 (610) 676-1000		Terrence P. Gallagher Trustee Cliffwater Corporate Lending Fund 235 West Galena Street Milwaukee, WI 53212 (414) 299-2270

Copies to:

Thomas J. Friedman, Esq. Dechert LLP One International Place, 40th Floor, 100 Oliver Street Boston, MA,02110-2605 (617) 728-7120		Joshua B. Deringer, Esq. Drinker Biddle & Reath LLP One Logan Square, Ste. 2000, Philadelphia, PA 19103-6996 (215) 988-2959

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of

BUSINESS DEVELOPMENT CORPORATION OF AMERICA, PROVIDENCE DEBT FUND III L.P., PROVIDENCE DEBT FUND III MASTER (NON-US) L.P., BENEFIT STREET PARTNERS CAPITAL OPPORTUNITY FUND L.P., BENEFIT STREET PARTNERS CAPITAL OPPORTUNITY FUND II L.P., BENEFIT STREET PARTNERS SMA LM L.P., BENEFIT STREET PARTNERS L.L.C., BDCA ADVISER, LLC, BENEFIT STREET PARTNERS SMA-C L.P., BENEFIT STREET PARTNERS SMA-C II L.P., BENEFIT STREET PARTNERS SENIOR SECURED OPPORTUNITIES FUND L.P., BENEFIT STREET PARTNERS SENIOR SECURED OPPORTUNITIES MASTER FUND (NON-US) L.P., BENEFIT STREET PARTNERS SENIOR SECURED OPPORTUNITIES (U) FUND (NON-US) L.P., BENEFIT STREET PARTNERS SENIOR SECURED OPPORTUNITIES (U) MASTER FUND (NON-US) L.P., BSP SPECIAL SITUATIONS MASTER A L.P., BSP SPECIAL SITUATIONS MASTER B L.P., BENEFIT STREET PARTNERS DEBT FUND IV L.P., BENEFIT STREET PARTNERS DEBT FUND IV MASTER (NON-US) L.P., BENEFIT STREET PARTNERS SMA-T L.P., LANDMARK WALL SMA L.P. AND BENEFIT STREET PARTNERS SMA-K L.P.

9 West 57th Street, 49th Floor
New York, NY 10019

SEI ENERGY DEBT FUND, LP AND SEI INVESTMENTS MANAGEMENT CORPORATION

One Freedom Valley Drive
Oaks, PA 19456

CLIFFWATER CORPORATE LENDING FUND

235 West Galena Street
Milwaukee, WI 53212

FOURTH AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.                                        Summary of Application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

•                       Business Development Corporation of America (“BDCA”)

•                       Cliffwater Corporate Lending Fund (“Cliffwater Fund”,  together with BDCA, the “Existing Regulated Funds”),

•                       SEI Energy Debt Fund, LP (“SEI Fund”),

•                       Providence Debt Fund III L.P. (“Fund III”),

•                       Providence Debt Fund III Master (Non-US) L.P. (“Fund III Offshore”),

•                       Benefit Street Partners Capital Opportunity Fund L.P. (“BSP Capital Fund”),

•                       Benefit Street Partners Capital Opportunity Fund II L.P. (“BSP Capital Fund II”),

•                       Benefit Street Partners SMA LM L.P. (“Benefit Street LM”),

•                       Benefit Street Partners SMA-C L.P. (“Benefit Street SMA-C”),

•                       Benefit Street Partners SMA-C II L.P. (“SMA-C II”),

•                       Benefit Street Partners Senior Secured Opportunities Fund L.P. (“Benefit Street Senior Secured”),

•                       Benefit Street Partners Senior Secured Opportunities Master Fund (Non-US) L.P. (“Benefit Street Senior Secured Offshore”),

•                       Benefit Street Partners Senior Secured Opportunities (U) Fund (Non-US) L.P. (“Opportunities (U) Fund”),

•                       Benefit Street Partners Senior Secured Opportunities (U) Master Fund (Non-US) L.P. (“Opportunities (U) Master Fund”),

•                       BSP Special Situations Master A L.P. (“BSP Master A”),

•                       BSP Special Situations Master B L.P. (“BSP Master B”),

•                       Benefit Street Partners Debt Fund IV L.P. (“Fund IV”),

•                       Benefit Street Partners Debt Fund IV Master (Non-US) L.P. (“Fund IV Offshore”),

•                       Benefit Street Partners SMA-T L.P. (“SMA-T”),

•                       Landmark Wall SMA L.P. (“Landmark Wall SMA”),

•                       Benefit Street Partners SMA-K L.P. (“SMA-K” and each of SEI Fund, Fund III, Fund III Offshore, BSP Capital Fund, BSP Capital Fund II, Benefit Street LM, Benefit Street SMA-C, SMA-C II, Benefit Street Senior Secured, Benefit Street Senior Secured Offshore, BSP Master A, BSP Master B, Fund IV, Fund IV Offshore, SMA-T and Landmark Wall SMA is referred to as an “Existing Affiliated Fund” and collectively, the “Existing Affiliated Funds”),

•                       Benefit Street Partners L.L.C. (“BSP Adviser”),

•                       BDCA Adviser, LLC (“BDCA Adviser”), and

•                       SEI Investments Management Corporation (“SEI Adviser,” and together with BSP Adviser, BDCA Adviser, the Existing Regulated Funds and the Existing Affiliated Funds, the “Applicants”).

The Order would supersede an exemptive order issued by the Commission on May 1, 2018 (the “Prior Order”)1 that was granted pursuant to Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act, with the result that no person will continue to rely on the Prior Order if the Order is granted.

BSP Adviser serves as the investment adviser to Fund III, Fund III Offshore, BSP Capital Fund, BSP Capital Fund II, Benefit Street LM, Benefit Street SMA-C, SMA-C II, Benefit Street Senior Secured, Benefit Street Senior Secured Offshore, Opportunities (U) Fund, Opportunities (U) Master Fund, BSP Master A, BSP Master B, Fund IV, Fund IV Offshore, SMA-T, Landmark Wall SMA and SMA-K. BDCA Adviser serves as the investment adviser to BDCA.  BSP Adviser also serves as the sub-adviser to SEI Fund and to a distinct portion of Cliffwater Fund, whose respective investment advisers, SEI Adviser and Cliffwater LLC (“Cliffwater”), are not affiliated with BSP Adviser. The relief requested in this application (the “Application”) would permit a Regulated Fund2 and one or more other Regulated Funds and/or one or more Affiliated Funds3 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);4 and (b) making

1                        Benefit Street Partners BDC, Inc., et al. (File No. 812-14601) Investment Company Act Rel. No. 33068 (April 6, 2018) (notice) and 33090 (May 1, 2018) (order).

2                        “Regulated Fund” means any of the Existing Regulated Funds and any Future Regulated Fund. “Future Regulated Fund” means any closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), and (b) whose investment adviser or sub-adviser is a Benefit Street Adviser. The term “Benefit Street Adviser” means (a) BSP Adviser, (b) BDCA Adviser, and (c) any future investment adviser, that (i) controls, is controlled by or is under common control with BSP Adviser, BDCA Adviser, (ii) is registered under the Investment Advisers Act of 1940 (the “Advisers Act”), (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund and (iv) that intends to serve as investment adviser to accounts that participate in Co-Investment Transactions. The term “Adviser” means any Benefit Street Adviser; provided that an Adviser serving as a sub-adviser to an Affiliated Fund is included in this term only if such Adviser controls the entity or if a company controlled by the parent company of Benefit Street Partners L.L.C. (“BSP”) that is not a Benefit Street Adviser controls the entity. The term Adviser does not include any primary investment adviser to an Affiliated Fund or a Regulated Fund whose sub-adviser is an Adviser, except that such primary investment adviser is deemed to be an Adviser for purposes of Conditions 2(c)(iv), 13 and 14 only. The primary investment adviser to an Affiliated Fund or a Regulated Fund whose sub-adviser is an Adviser will not source any Potential Co-Investment Transactions under the requested Order.

With respect to certain Existing or Future Regulated Funds, including Cliffwater Fund, two or more sub-advisers (one of which is a Benefit Street Adviser, and one or more of which will be an investment adviser registered under the Advisers Act that is not an affiliated person of any Benefit Street Adviser), will be responsible for only a “sleeve” or portion of the entity’s assets (a “Multi-Manager Fund”).  To the extent that any sub-adviser to a Multi-Manager Fund intends to engage in Co-Investment Transactions, such sub-adviser shall treat their “sleeve” as if it were a standalone Regulated Fund for the purposes of the representations and conditions of such sub-adviser’s co-investment order (each, a “Co-Investment Order”).  In addition, each sub-adviser to a Multi-Manager Fund will not be permitted to consult with any other sub-adviser to the Multi-Manager Fund concerning transactions for the Multi-Manager Fund in securities or other assets.  For the avoidance of doubt, each sub-adviser to a Multi-Manger Fund shall have obtained its own Co-Investment Order permitting it to participate in Co-Investment Transactions as sub-adviser to Regulated Funds.

3                        “Affiliated Fund” means (a) the Existing Affiliated Funds and (b) any Future Affiliated Fund. “Future Affiliated Fund” means any entity (a) whose investment adviser or sub-adviser is a Benefit Street Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program.

4                        The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly Owned Investment Sub) participated together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.5 “Potential Co Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

Any of the Regulated Funds may, from time to time, form a special purpose subsidiary (a “Wholly Owned Investment Sub”) (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund’s Board6 has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. Any future subsidiaries of the Regulated Funds that participate in Co-Investment Transactions will be Wholly Owned Investment Subs.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.7

II.                                   Background

A.                                    Existing Regulated Funds

1.                                      BDCA

BDCA is a Maryland corporation that is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.8 BDCA was organized on May 5, 2010 and, on January 25, 2011, BDCA commenced its initial public offering on a “reasonable best efforts basis” of up to 150 million shares of common stock. On August 25, 2011, BDCA raised sufficient funds to break escrow on its initial public offering and commenced operations as of that date. BDCA has elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”) for the taxable year ended December 31, 2018 and intends to continue to make such election in the future.

BDCA’s Objectives and Strategies9 are to generate both current income and to a lesser extent long-term capital appreciation through debt and equity investments. BDCA invests primarily in first and second lien senior secured loans and mezzanine debt issued by middle market companies. BDCA defines middle market companies as those with annual revenues up to $1 billion. BDCA may also purchase interests in loans through secondary market transactions in the “over-the-counter” market for institutional loans. First and second lien

5                        No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

6                        The term “Board” refers to the board of directors or trustees, as applicable, of each of the Regulated Funds, including the board of directors of BDCA, and the board of trustees of Cliffwater Fund, as applicable.

7                        See, e.g., Massachusetts Mutual Life Insurance Co. (pub. Avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. Avail. July 28, 2000) and SMC Capital, Inc. (pub. Avail. Sept. 5, 1995).

8                        Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

9                        “Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Regulated Fund’s reports to shareholders.

secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in bankruptcy priority and are generally secured by liens on the operating assets of a borrower which may include inventory, receivables, plant, property and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. BDCA may also invest in the equity and junior debt tranches of collateralized loan obligation investment vehicles (“Collateralized Securities”). Structurally, Collateralized Securities are entities that are formed to manage a portfolio of senior secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated. The senior secured loans within these Collateralized Securities meet specified credit and diversity criteria and are subject to concentration limitations in order to create a diverse investment portfolio. BDCA expects that each investment generally will range between approximately 0.5% to 3.0% of its total assets. Investment decisions for BDCA are made by BDCA Adviser in accordance with the policies approved by BDCA’s Board. BDCA’s Board consists of seven members, a majority of whom are Non-Interested Directors.10

2.                                      Cliffwater Fund

Cliffwater Fund is registered under the 1940 Act and is a continuously offered, non-diversified, closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act.  Cliffwater Fund was organized as a Delaware statutory trust on March 21, 2018, pursuant to its Agreement and Declaration of Trust, which is governed by the laws of the state of Delaware. Cliffwater Fund’s principal place of business is 235 West Galena Street, Milwaukee, WI 53212.

Cliffwater Fund has elected to be treated for tax purposes as a RIC under the Code and operates in a manner so as to qualify for the tax treatment applicable to RICs.

Cliffwater Fund’s Objectives and Strategies are to seek consistent current income, while Cliffwater Fund’s secondary objective is capital preservation. Under normal market conditions, Cliffwater Fund seeks to achieve its investment objectives by investing at least 80% of its assets (net assets, plus any borrowings for investment purposes) in loans to companies (“corporate loans”). Cliffwater Fund’s corporate loan investments are made through a combination of: (i) investing in loans to companies that are originated directly by a non-bank lender (for example, traditional direct lenders include insurance companies, business development companies, asset management firms (on behalf of their investors), and specialty finance companies) (“direct loans”); (ii) investing in notes or other pass-through obligations representing the right to receive the principal and interest payments on a direct loan (or fractional portions thereof); (iii) purchasing asset-backed securities representing ownership or participation in a pool of direct loans; (iv) investing in companies and/or private investment funds (private funds that are exempt from registration under Sections 3(c)(1) and 3(c)(7) of the 1940 Act) that primarily hold direct loans; (v) investments in high yield securities, including securities representing ownership or participation in a pool of such securities; and (vi) investments in bank loans, including securities representing ownership or participation in a pool of such loans.

Cliffwater Fund seeks to achieve its investment objectives by using a “multi-manager” approach whereby Cliffwater Fund’s assets are allocated among Cliffwater and one or more sub-advisers, including a Benefit Street Adviser.  With respect to Cliffwater Fund, each sub-adviser that is not a Benefit Street Adviser shall ensure that, to the extent that its “sleeve” participates in Co-Investment Transactions, such sleeve is treated as if it were a standalone Regulated Fund for purposes of the representations and conditions of such other sub-adviser’s Co-Investment Order. To the extent that its “sleeve” participates in Co-Investment Transactions, BSP Adviser will be responsible for Cliffwater Fund’s overall compliance with the conditions of this Order.  In this way, BSP Adviser can ensure that it is taking the conditions of the Order into account, as well as taking into account the interests of all of the Regulated Funds that are participating in the co-investment program subject to this Order.

Cliffwater Fund has a Board with a majority of trustees that are Non-Interested Directors.

B.                                    Existing Affiliated Funds

Each of the Affiliated Funds, described in more detail below, has, or will have, investment objectives and strategies that are similar to or that overlap with the Regulated Funds’ Objectives and Strategies. To the

10                   The term “Non-Interested Directors” as used in this application, refers to the directors or trustees, as applicable, of a Regulated Fund who are not “interested persons” of the Regulated Fund as defined in Section 2(a)(19) of the 1940 Act.

extent there is an investment that falls within the Objectives and Strategies of one or more Regulated Funds and the investment objectives and strategies of one or more Affiliated Funds, it is expected that a Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds.

Each of the Affiliated Funds would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

1.                                      SEI Fund

SEI Fund was formed as a Delaware limited partnership on July 1, 2015. SEI Fund seeks to invest directly and indirectly in below investment grade bonds and loans (and other debt and equity instruments) of U.S. and international energy companies. SEI Fund is advised by SEI Adviser and sub-advised by BSP Adviser.

2.                                      Fund III

Fund III was formed as a Delaware limited partnership on November 1, 2012. Fund III is a debt-focused fund, which seeks to make debt investments primarily in U.S.-based middle market companies across various industries. Fund III is managed by BSP Adviser.

3.                                      Fund III Offshore

Fund III Offshore was formed as a Cayman Islands limited partnership on November 1, 2012. Fund III Offshore is a debt-focused fund, which seeks to make debt investments primarily in small to mid-sized companies across various industries. Fund III Offshore is managed by BSP Adviser.

4.                                      BSP Capital Fund

BSP Capital Fund was formed as a Delaware limited partnership on November 20, 2013. BSP Capital Fund is a debt-focused fund, which seeks to make debt investments primarily in small to mid-sized companies across various industries. BSP Capital Fund is managed by BSP Adviser.

5.                                      BSP Capital Fund II

BSP Capital Fund II was formed as a Delaware limited partnership on November 18, 2016. BSP Capital Fund II is a debt-focused fund, which seeks to make debt investments primarily in small to mid-sized companies across various industries. BSP Capital Fund II is managed by BSP Adviser.

6.                                      Benefit Street LM

Benefit Street LM was formed as a Delaware limited partnership on March 25, 2014. Benefit Street LM seeks to make debt investments in U.S.-based middle market companies, larger cap issuers and real estate related companies across various industries and related equity securities and alongside one or more other funds managed or advised by BSP Adviser. Benefit Street LM is managed by BSP Adviser.

7.                                      Benefit Street SMA-C

Benefit Street SMA-C was formed as a Delaware limited partnership on November 5, 2014. Benefit Street SMA-C seeks to make debt investments primarily in secured debt, unsecured debt, and related equity securities issued by primarily U.S.-based companies of any size capitalization and real estate related companies across various industries and related equity securities and alongside one or more other funds managed or advised by BSP Adviser. Benefit Street SMA-C is managed by BSP Adviser.

8.                                      SMA-C II

SMA-C II was formed as a Delaware limited partnership on September 18, 2018. SMA-C II seeks to identify, acquire, hold, manage and dispose of investments primarily in secured debt and related equity securities issued by primarily North American issuers of any size capitalization. SMA-C II is managed by BSP Adviser.

9.                                      Benefit Street Senior Secured

Benefit Street Senior Secured was formed as a Delaware limited partnership on April 20, 2015. Benefit Street Senior Secured seeks to identify, acquire, hold, manage and dispose of investments primarily in senior secured debt issued by primarily North American issuers of any size capitalization. Benefit Street Senior Secured is managed by BSP Adviser.

10.                               Benefit Street Senior Secured Offshore

Benefit Street Senior Secured Offshore was formed as a Delaware limited partnership on April 20, 2015. Benefit Street Senior Secured Offshore seeks to identify, acquire, hold, manage and dispose of investments primarily in senior secured debt issued by primarily North American issuers of any size capitalization. Benefit Street Senior Secured Offshore is managed by BSP Adviser.

11.                               Opportunities (U) Fund

Opportunities (U) Fund was formed as a Delaware limited partnership on November 8, 2017. Opportunities (U) Fund seeks to identify, acquire, hold, manage and dispose of investments primarily in senior secured debt issued by primarily North American issuers of any size capitalization. Opportunities (U) Fund is managed by BSP Adviser.

12.                               Opportunities (U) Master Fund

Opportunities (U) Master Fund was formed as a Delaware limited partnership on November 8, 2017. Opportunities (U) Master Fund seeks to identify, acquire, hold, manage and dispose of investments primarily in senior secured debt issued by primarily North American issuers of any size capitalization. Opportunities (U) Master Fund is managed by BSP Adviser.

13.                               BSP Master A

BSP Master A was formed as a Delaware limited partnership on April 8, 2016. BSP Master A seeks primarily to invest in stressed and distressed assets (whether in the form of debt, equity, physical assets or commodities), often leading to an active role in a company’s restructuring. BSP Master A is managed by BSP Adviser.

14.                               BSP Master B

BSP Master B was formed as a Delaware limited partnership on April 8, 2016. BSP Master B seeks primarily to invest in stressed and distressed assets (whether in the form of debt, equity, physical assets or commodities), often leading to an active role in a company’s restructuring. BSP Master B is managed by BSP Adviser.

15.                               Fund IV

Fund IV was formed as a Delaware limited partnership on October 13, 2016. Fund IV is a debt-focused fund, which seeks to make debt investments primarily in U.S.-based middle market companies across various industries. Fund IV is managed by BSP Adviser.

16.                               Fund IV Offshore

Fund IV Offshore was formed as a Delaware limited partnership on November 3, 2016. Fund IV Offshore is a debt-focused fund, which seeks to make debt investments primarily in U.S.-based middle market companies across various industries. Fund IV Offshore is managed by BSP Adviser.

17.                               SMA-T

SMA-T was formed as a Delaware limited partnership on April 4, 2017. SMA-T seeks to identify, acquire, hold, originate, manage and dispose of debt investments, primarily in senior secured debt issued by U.S. issuers. SMA-T is managed by BSP Adviser.

18.                               Landmark Wall SMA

Landmark Wall SMA was formed as a Delaware limited partnership on March 31, 2017. Landmark Wall SMA seeks to identify, acquire, hold, manage and dispose of investments in (i) secured debt, unsecured debt and related equity securities issued by primarily U.S. middle-market companies; (ii) distressed companies in non-control oriented transactions; and (iii) privately negotiated subordinated debt, senior notes or preferred stock. Landmark Wall SMA is managed by BSP Adviser.

19.                               SMA-K

SMA-K was formed as a Delaware limited partnership on December 15, 2017. SMA-K seeks to identify, acquire, hold, manage and dispose of investments, primarily in secured and unsecured debt, and related equity securities issued by U.S. issuers. SMA-K is managed by BSP Adviser.

C.                                    Advisers

1.                                      BSP Adviser

BSP Adviser is organized as a limited liability company under the laws of the state of Delaware on February 22, 2011 and is privately held. BSP Adviser is registered with the Commission pursuant to Section 203 of the Advisers Act. Franklin Resources, Inc. and Templeton International, Inc. collectively indirectly own 100% of the interests in BDCA Adviser, LLC and BSP Adviser.

BSP Adviser serves as investment adviser to Fund III, Fund III Offshore, BSP Capital Fund, BSP Capital Fund II, Benefit Street LM, Benefit Street SMA-C, SMA-C II, Benefit Street Senior Secured, Benefit Street Senior Secured Offshore, BSP Master A, BSP Master B, Fund IV, Fund IV Offshore, Landmark Wall SMA and SMA-K.  In addition, BSP Adviser serves as the sub-adviser to SEI Fund pursuant to a sub-advisory agreement by and among SEI Fund, SEI Adviser and BSP Adviser (as amended from time to time, the “SEI Sub-Advisory Agreement”). Pursuant to the SEI Sub-Advisory Agreement, BSP Adviser identifies, evaluates, negotiates, structures and executes investments for SEI Fund, monitors SEI Fund investment portfolio and provides certain ongoing administrative services to SEI Adviser. BSP Adviser also serves as a sub-adviser to a “sleeve” of Cliffwater Fund pursuant to a sub-advisory agreement by and among Cliffwater Fund, Cliffwater and BSP Adviser (as amended from time to time, the “Cliffwater Fund Sub-Advisory Agreement”). Pursuant to the Cliffwater Fund Sub-Advisory Agreement, BSP Adviser formulates and implements a continuous investment program for its allocated “sleeve” of assets of the Cliffwater Fund and provides certain ongoing administrative services to Cliffwater and Cliffwater Fund in relation to its role as a sub-adviser to Cliffwater Fund.

2.                                      BDCA Adviser

BDCA Adviser is organized as a limited liability company in the state of Delaware. BDCA Adviser is registered with the Commission pursuant to Section 203 of the Advisers Act. BDCA Adviser serves as investment adviser to BDCA, including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of BDCA, subject to the oversight of BDCA’s Board.

On July 19, 2016, American Realty Capital II Advisors, LLC, the then-parent of BDCA Adviser, entered into a membership interest purchase agreement with a subsidiary of BSP Adviser, pursuant to which BSP Adviser acquired all of the outstanding limited liability company interests of BDCA Adviser (the “Transaction”).

In connection with the Transaction, BDCA entered into a new investment advisory agreement with BDCA Adviser (the “BDCA Advisory Agreement”), effective as of November 1, 2016, to allow BDCA Adviser to serve as investment adviser to BDCA following the closing of the Transaction, which occurred on November 1, 2016. The BDCA Advisory Agreement was approved by BDCA’s stockholders at a special meeting on October 28, 2016.

BDCA Adviser does not currently manage any funds other than BDCA; however, any Future Regulated Funds or Future Affiliated Funds managed by BDCA Adviser could participate in the Co-Investment Program because BDCA Adviser is a Benefit Street Adviser.

3.                                      SEI Adviser

SEI Adviser is organized as a corporation in the state of Delaware. SEI Adviser is registered with the Commission pursuant to Section 203 of the Advisers Act. SEI Adviser is not an affiliated person (as defined in the 1940 Act) of any Benefit Street Adviser.

As previously described, SEI Adviser serves as SEI Fund’s investment adviser and BSP Adviser serves as SEI Fund’s sub-adviser. In these respective roles, SEI Adviser is responsible for the overall management of SEI Fund’s activities, and BSP Adviser is responsible for the day-to-day management of SEI Fund’s investment portfolio, in each case consistent with their fiduciary duties. Importantly, the relationship between BSP Adviser and SEI Adviser is arm’s length, and BSP Adviser is able to withdraw from the SEI Sub-Advisory Agreement on written notice. BSP Adviser identifies and recommends investments for SEI Fund, as per the SEI Sub-Advisory Agreement. SEI Adviser has ultimate authority with respect to SEI Fund’s investments.

Any other Adviser to an Affiliated Fund or a Regulated Fund will be registered as an investment adviser pursuant to the Advisers Act. Any Future Affiliated Fund will be advised by an Adviser.

III.                              Order Requested

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Regulated Funds and the Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.                                    Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) of the 1940 Act applies to:

•                       Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•                       Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,11 or any person who is an affiliated person of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.12

Transactions effected as part of the Co-Investment Program would be prohibited by Section 17(d) or 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission. Each of the other Regulated Funds and the Affiliated Funds may be deemed to be affiliated persons of a Regulated Fund within the meaning of Section 2(a)(3)(C) by reason of common control because (i) a Benefit Street Adviser manages and may be deemed to control each of the Existing Regulated Funds and the Existing Affiliated Funds, (ii) a Benefit Street Adviser will manage and may be deemed to control any Future Regulated Funds or Future Affiliated Funds, (iii) the Benefit Street Advisers are owned and controlled by the Benefit Street Advisers and their principal owners (collectively, the “Principals”) and (iv) a Benefit Street Adviser sub-advises SEI Fund and Cliffwater Fund and, therefore, each of SEI Fund and Cliffwater Fund may be deemed to be under common control with the Existing Regulated Funds. As a result, a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds would be prohibited from participating in Co-Investment Transactions by Sections 17(d) or 57(a)(4) of the 1940 Act, and Rule 17d-1 of the 1940 Act.

B.                                    Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by

Section 57(i) of the 1940 Act. Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4) of the 1940 Act, the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4) of the 1940 Act, Rule 17d-1 under the 1940 Act applies.

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1 under the 1940 Act, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

11                   Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

12                   See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice...can the adviser realistically be deemed not in control.”).

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d-1 under the 1940 Act is based, and upon which Section 57(a)(4) of the 1940 Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) ... is to prevent ... injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d-1 under the 1940 Act are met.

C.                                    Protection Provided by the Proposed Conditions

Applicants believe that the terms and conditions of the requested Order will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and any Affiliated Funds, as applicable, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser, or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, Available Capital (defined below), and other pertinent factors applicable to that Regulated Fund. Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser to these entities. As described herein, each of the Affiliated Funds has or will have investment objectives and strategies that are similar to or overlap with the Objectives and Strategies of each of the Regulated Funds. To the extent there is an investment that falls within the Objectives and Strategies of one or more Regulated Funds and the investment objectives and strategies of one or more of the Affiliated Funds, the Advisers would expect such Regulated Funds and Affiliated Funds to co-invest with each other, with certain exceptions based on Available Capital or diversification, as discussed below.13 The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) (a “Required Majority”),

13                   The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Directors”).14

Each Benefit Street Adviser’s investment committee approves client allocations based on such Benefit Street Adviser’s allocation policy through which the Benefit Street Advisers carry out their obligation under condition 1 to make a determination as to the appropriateness of a Potential Co-Investment Transaction for each Regulated Fund. In the case of a Potential Co-Investment Transaction, the applicable Benefit Street Adviser applies its allocation policies and procedures in determining the proposed allocation for the applicable Regulated Fund consistent with the requirements of condition 2(a). We note that each Benefit Street Adviser has developed a robust allocation process as part of its overall compliance policies and procedures. Each Benefit Street Adviser’s allocation process is designed to allocate investment opportunities fairly and equitably among its clients over time. While each client of a Benefit Street Adviser may not participate in each investment opportunity because, for example, the client’s allocation would be less than its minimum investment size, over time each such client participates in investment opportunities fairly and equitably.

All Benefit Street Advisers are subject to the same robust allocation process. As a result, all Potential Co-Investment Transactions that are presented to any Benefit Street Adviser would also be presented to each Benefit Street Adviser advising or sub-advising a Regulated Fund, which, as required by condition 1, would make an independent determination of the appropriateness of the investments for such Regulated Fund. Therefore, we believe these allocation policies and procedures will ensure the Applicants’ ability to comply with the conditions with respect to Affiliated Funds for which a Benefit Street Adviser serves as investment adviser.

To allow for an independent review of co-investment activities, the Board of each Regulated Fund receives, on a quarterly basis, a record of all investments made by Affiliated Funds and other Regulated Funds during the preceding quarter that: (1) were consistent with such Regulated Fund’s then current Objectives and Strategies, but (2) were not made available to such Regulated Fund. This record includes an explanation of why such investment opportunities were not offered to the Regulated Fund. Each Benefit Street Adviser’s allocation process is capable of tracking all of the information required by condition 4.

The amount of each Regulated Fund’s capital available for investment (“Available Capital”) will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s Available Capital will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

As discussed above, in its role as sub-adviser to SEI Fund, an Existing Affiliated Fund, BSP Adviser is responsible for identifying and evaluating investment opportunities, providing due diligence information with respect to prospective investments and negotiating and structuring SEI Fund’s investments. SEI Adviser is ultimately responsible for all investment decisions with respect to SEI Fund’s investment portfolio. BSP Adviser is also not controlled or managed by insiders of SEI Fund or SEI Adviser. Thus, SEI Adviser does not have any conflict of interest when supervising the investment activities of BSP Adviser.

If the Advisers, the Principals, or any person controlling, controlled by, or under common control with the Advisers or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 14.

Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of the Advisers or the Principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. The Non-Interested Directors shall evaluate and approve any such

14                   In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a) (4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the conditions with regard to a Wholly Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly Owned Investment Sub.

D.                                    Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.                                      Each time a Benefit Street Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, each Adviser to a Regulated Fund will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.                                      (a) If each Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser (or Advisers if there are more than one) will then determine an appropriate level of investment for the Regulated Fund.

(b)                                 If the aggregate amount recommended by the Adviser (or Advisers if there are more than one) to a Regulated Fund to be invested by the Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among the Regulated Funds and Affiliated Funds pro rata based on each participant’s Available Capital, up to the amount proposed to be invested by each. The Adviser (or Advisers if there are more than one) to a Regulated Fund will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c)                                  After making the determinations required in conditions 1 and 2(a) above, the Adviser to the Regulated Fund (or Advisers if there are more than one) will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s and Affiliated Funds’ participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)                                     the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)                                  the Potential Co-Investment Transaction is consistent with:

(A)                               the interests of the Regulated Fund’s shareholders; and

(B)                               the Regulated Fund’s then-current Objectives and Strategies;

(iii)                               the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Fund or Affiliated Fund; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)                               the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)                               the Adviser to the Regulated Fund (or Advisers if there are more than one) agrees to, and does, provide, periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)                               any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv)                              the proposed investment by the Regulated Fund will not benefit the Adviser to the Regulated Fund (or Advisers if there are more than one), the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.                                      Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.                                      The Adviser to the Regulated Fund (or Advisers if there are more than one) will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.                                      Except for Follow-On Investments made in accordance with condition 8,15 a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or an Affiliated Fund is an existing investor.

6.                                      A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii) (A), (B) and (C) are met.

7.                                      (a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by one or more Regulated Funds and/or Affiliated Funds in a Co-Investment Transaction, the applicable Adviser(s) will:

(i)                                     notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)                                  formulate a recommendation as to participation by the Regulated Fund in the disposition.

(b)                                 Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and any other Regulated Fund.

(c)                                  A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser to the Regulated Fund (or Advisers if there are more than one) will provide their written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d)                                 Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.                                      (a) If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired by the Regulated Fund and the Affiliated Fund in a Co-Investment Transaction, the applicable Adviser(s) will:

(i)                                     notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)                                  formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)                                 A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On

15                   This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser to the Regulated Fund (or Advisers if there are more than one) will provide their written recommendation as to such Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that the Required Majority determines that it is in such Regulated Fund’s best interests.

(c)                                  If, with respect to any Follow-On Investment:

(i)                                     the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)                                  the aggregate amount recommended by the Adviser (or Advisers if there are more than one) to a Regulated Fund to be invested by the Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Funds and the Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant’s Available Capital, up to the amount proposed to be invested by each;

(d)                                 The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.                                      The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that a Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for such Regulated Fund of participating in new and existing Co-Investment Transactions.

10.                               Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11.                               No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any Affiliated Fund.

12.                               The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the applicable Adviser(s) under their respective investment advisory agreements with the Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.                               Any transaction fee16 (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts

16                   Applicants are not requesting and the staff of the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

they invest in such Co-Investment Transaction. None of the Affiliated Funds, the applicable Adviser(s), the other Regulated Funds nor any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the Advisers, investment advisory fees paid in accordance with the Regulated Funds’ and the Affiliated Funds’ investment advisory agreements).

14.                               If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the 1940 Act or applicable State law affecting the Board’s composition, size or manner of election.

15.                               Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

IV.                               Statement in Support of Relief Requested

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A.                                    Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

In cases where the Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Funds. Indeed, each Regulated Fund’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. For example, a Regulated Fund may lose investment opportunities if the Adviser(s) cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Adviser(s) due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). The Regulated Fund Advisers expect that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Non-Interested Directors, has determined, or will have determined, that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund will be able to participate in transactions of greater value; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors;

(v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Funds and their shareholders. The Board of each of the Regulated Funds, including the Non-Interested Directors, also determined, or will determine prior to each of the Regulated Fund’s participation in the Co-Investment Program, that it is in the best interests of each Regulated Fund, respectively, and the shareholders of each to obtain the Order at the earliest possible time. For these reasons, prior to relying on the requested relief, the Board of each Regulated Fund will have determined that is proper and desirable for each Regulated Fund to participate in Co-Investment Transactions with the one or more other Regulated Funds and/or one or more Affiliated Funds.

B.                                    Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser(s) will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V.                                    Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities, including precedents involving a sub-adviser. See TCG BDC, Inc., et al. (File No. 812-14798) Investment Company Act Rel. No. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14408) Investment Company Act Rel. No. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order); Goldman Sachs BDC, Inc., et al (File No. 812-14219) Investment Company Act Rel. No. 32382 (December 7, 2016) (notice) and 32409 (January 4, 2017) (order); Triloma EIG Global Energy Fund, et al. (File No. 812-14429) Investment Company Act Rel. No. 32106 (May 5, 2016) (notice) and 32132 (May

31, 2016) (order); Crescent Capital BDC, Inc., et al. (File No. 812-14454) Investment Company Act Rel. No. 32018 (March 2, 2016) (notice) and 32056 (March 29, 2016) (order).

VI.                               Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

Terrence P. Gallagher
Trustee
Cliffwater Corporate Lending Fund
235 West Galena Street
Milwaukee, WI 53212

The Applicants further state that all written or oral communications concerning this Application should be directed to:

Thomas J. Friedman, Esq.

Dechert LLP

One International Place, 40th Floor,

100 Oliver Street

Boston, MA,02110-2605

(617) 728-7120

With copies of all written communications concerning this Application directed to:

Joshua B. Deringer, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000,

Philadelphia, PA 19103-6996

(215) 988-2959

The Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The verifications required by Rule 0-2(d) of the 1940 Act are attached hereto as Exhibit A.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.                          Request for Order of Exemption

For the foregoing reasons, the Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 25th of July, 2019.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

By:	/s/ Nina Baryski
Name: Nina Baryski
Title: Authorized Person

PROVIDENCE DEBT FUND III L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PROVIDENCE DEBT FUND III MASTER (NON-US) L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS CAPITAL OPPORTUNITY FUND L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS CAPITAL OPPORTUNITY FUND II L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS SMA LM L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BDCA ADVISER, LLC

By:	BSP Acquisition I, LLC, its sole member

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS SMA-C L.P.

By:	/s/ Glenn Mitchell
Name: Glenn Mitchell
Title: Authorized Person

BENEFIT STREET PARTNERS SMA-C II L.P.

By:	/s/ William Shaw
Name: William Shaw
Title: Authorized Person

BENEFIT STREET PARTNERS SENIOR SECURED OPPORTUNITIES FUND L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS SENIOR SECURED OPPORTUNITIES MASTER FUND (NON-US) L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS SENIOR SECURED OPPORTUNITIES (U) FUND (NON-US) L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS SENIOR SECURED OPPORTUNITIES (U) MASTER FUND (NON-US) L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BSP SPECIAL SITUATIONS MASTER A L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BSP SPECIAL SITUATIONS MASTER B L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS DEBT FUND IV L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS DEBT FUND IV MASTER (NON-US) L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS SMA-T L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

LANDMARK WALL SMA L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS SMA-K L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

SEI ENERGY DEBT FUND, LP

By:	SEI Investment Strategies, LLC, its general partner

By:	/s/ Brian F. Vrabel
Name: Brian F. Vrabel
Title: Authorized Person

SEI INVESTMENTS MANAGEMENT CORPORATION

By:	/s/ Brian F. Vrabel
Name: Brian F. Vrabel
Title: Authorized Person

CLIFFWATER CORPORATE LENDING FUND

By:	/s/ Stephen Nesbitt
Name: Stephen Nesbitt
Title: President

EXHIBIT A

VERIFICATIONS

The undersigned states that she has duly executed the attached Application dated as of July 25, 2019 for and on behalf of Business Development Corporation of America; that she is the Chief Financial Officer of such company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof; and that the facts set forth are true to the best of her knowledge, information and belief.

By:	/s/ Nina Baryski
Name:	Nina Baryski
Title:	Authorized Person

The undersigned states that he has duly executed the attached Application dated as of July 25, 2019 for and on behalf of Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-US) L.P., Benefit Street Partners Capital Opportunity Fund L.P., Benefit Street Partners Capital Opportunity Fund II L.P., Benefit Street Partners SMA LM L.P., Benefit Street Partners L.L.C., Benefit Street Partners Senior Secured Opportunities Fund L.P., Benefit Street Partners Senior Secured Opportunities Master Fund (Non-US) L.P., Benefit Street Partners Senior Secured Opportunities (U) Fund (Non-US) L.P., Benefit Street Partners Senior Secured Opportunities (U) Master Fund (Non-US) L.P., BSP Special Situations Master A L.P., BSP Special Situations Master B L.P., Benefit Street Partners Debt Fund IV L.P., Benefit Street Partners Debt Fund IV Master (Non-US) L.P. and Benefit Street Partners SMA-T L.P.; that he has been authorized by Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-US) L.P., Benefit Street Partners Capital Opportunity Fund L.P., Benefit Street Partners Capital Opportunity Fund II L.P., Benefit Street Partners SMA LM L.P., Benefit Street Partners L.L.C., Benefit Street Partners Senior Secured Opportunities Fund L.P., Benefit Street Partners Senior Secured Opportunities Master Fund (Non-US) L.P., Benefit Street Partners Senior Secured Opportunities (U) Fund (Non-US) L.P., Benefit Street Partners Senior Secured Opportunities (U) Master Fund (Non-US) L.P., BSP Special Situations Master A L.P., BSP Special Situations Master B L.P., Benefit Street Partners Debt Fund IV L.P., Benefit Street Partners Debt Fund IV Master (Non-US) L.P. and Benefit Street Partners SMA-T L.P. to execute the attached Application in the name of and/or on behalf of Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-US) L.P., Benefit Street Partners Capital Opportunity Fund L.P., Benefit Street Partners Capital Opportunity Fund II L.P., Benefit Street Partners SMA LM L.P., Benefit Street Partners L.L.C., Benefit Street Partners Senior Secured Opportunities Fund L.P., Benefit Street Partners Senior Secured Opportunities Master Fund (Non-US) L.P., Benefit Street Partners Senior Secured Opportunities (U) Fund (Non-US) L.P., Benefit Street Partners Senior Secured Opportunities (U) Master Fund (Non-US) L.P., BSP Special Situations Master A L.P., BSP Special Situations Master B L.P., Benefit Street Partners Debt Fund IV L.P., Benefit Street Partners Debt Fund IV Master (Non-US) L.P. and Benefit Street Partners SMA-T L.P.; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof; and that the facts set forth are true to the best of his knowledge, information and belief.

PROVIDENCE DEBT FUND III L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

PROVIDENCE DEBT FUND III MASTER (NON-US) L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS CAPITAL OPPORTUNITY FUND L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS CAPITAL OPPORTUNITY FUND II L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS SMA LM L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS SENIOR SECURED OPPORTUNITIES MASTER FUND (NON-US) L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS SENIOR SECURED OPPORTUNITIES (U) FUND (NON-US) L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS SENIOR SECURED OPPORTUNITIES (U) MASTER FUND (NON-US) L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

2

BSP SPECIAL SITUATIONS MASTER A L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BSP SPECIAL SITUATIONS MASTER B L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS DEBT FUND IV L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS DEBT FUND IV MASTER (NON-US) L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

BENEFIT STREET PARTNERS SMA-T L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

3

The undersigned states that he has duly executed the attached Application dated as of July 25, 2019 for and on behalf of BDCA Adviser, LLC; that he has been authorized by BDCA Adviser, LLC to execute the attached Application in the name of and/or on behalf of BDCA Adviser, LLC; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

BDCA ADVISER, LLC

By:	BSP Acquisition I, LLC, its sole member

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

The undersigned states that he has duly executed the attached Application dated as of July 25, 2019 for and on behalf of Benefit Street Partners SMA-C L.P.; that he has been authorized by Benefit Street Partners SMA-C L.P. to execute the attached Application in the name of and/or on behalf of Benefit Street Partners SMA-C L.P.; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

BENEFIT STREET PARTNERS SMA-C L.P.

By:	/s/ Glenn Mitchell
Name: Glenn Mitchell
Title: Authorized Person

The undersigned states that he has duly executed the attached Application dated as of July 25, 2019 for and on behalf of Benefit Street Partners SMA-C II L.P.; that he has been authorized by Benefit Street Partners SMA-C II L.P. to execute the attached Application in the name of and/or on behalf of Benefit Street Partners SMA-C II L.P.; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

BENEFIT STREET PARTNERS SMA-C II L.P.

By:	/s/ William Shaw
Name: William Shaw
Title: Authorized Person

The undersigned states that he has duly executed the attached Application dated as of July 25, 2019 for and on behalf of Landmark Wall SMA L.P.; that he has been authorized by Landmark Wall SMA L.P. to execute the attached Application in the name of and/or on behalf of Landmark Wall SMA L.P.; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

LANDMARK WALL SMA L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

4

The undersigned states that he has duly executed the attached Application dated as of July 25, 2019 for and on behalf of Benefit Street Partners SMA-K L.P.; that he has been authorized by Benefit Street Partners SMA-K L.P. to execute the attached Application in the name of and/or on behalf of Benefit Street Partners SMA-K L.P.; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

BENEFIT STREET PARTNERS SMA-K L.P.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

The undersigned states that he has duly executed the attached Application dated as of July 25, 2019 for and on behalf of SEI Energy Debt Fund, LP and SEI Investments Management Corporation; that he has been authorized by SEI Energy Debt Fund, LP and SEI Investments Management Corporation to execute the attached Application in the name of and/or on behalf of SEI Energy Debt Fund, LP and SEI Investments Management Corporation; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

SEI ENERGY DEBT FUND, LP

By:	SEI Investment Strategies, LLC, its general partner

By:	/s/ Brian F. Vrabel
Name: Brian F. Vrabel
Title: Authorized Person

SEI INVESTMENTS MANAGEMENT CORPORATION

By:	/s/ Brian F. Vrabel
Name: Brian F. Vrabel
Title: Authorized Person

The undersigned states that he has duly executed the attached Application dated as of July 25, 2019 for and on behalf of Cliffwater Corporate Lending Fund; that he has been authorized by Cliffwater Corporate Lending Fund to execute the attached Application in the name of and/or on behalf of Cliffwater Corporate Lending Fund; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

CLIFFWATER CORPORATE LENDING FUND

By:	/s/ Stephen Nesbitt
Name: Stephen Nesbitt
Title: President

5

EXHIBIT B

Resolutions of the Board of Directors of Business Development Corporation of America

WHEREAS, the Board of Directors has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Adopted on July 16, 2019)

EXHIBIT C

Resolutions of the Board of Trustees of Cliffwater Corporate Lending Fund

RESOLVED, that the officers of the Cliffwater Corporate Lending Fund (the “Fund”) be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the SEC an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

(Adopted on September 5, 2018)

2